Exhibit 99.1

Ambipar Emergency Response Announces Management Reorganization

São Paulo, Brazil – June 27, 2023 – Ambipar Emergency Response (NYSE American: AMBI) (“Ambipar Response or the “Company”) is pleased to announce a strategic management reorganization, effective as of today.

Mr. Guilherme Borlenghi, previously serving as the Chief Operating Officer at Ambipar Response, has stepped down from his position and will become a member of the Board, in replacement for Ms. Izabel Cristina Andriotti Cruz de Oliveira. With a wide-ranging experience spanning 13 years in various positions within the Ambipar organization, Mr. Borlenghi’s leadership has been instrumental in making strategic corporate decisions, particularly regarding capital allocation and M&A activities. Mr. Borlenghi’s vision and expertise have guided the consolidation of Ambipar Response in the Brazilian market and successful expansion into global markets. Mr. Borlenghi was appointed as a member of the Board by the Company’s controlling shareholder, Ambipar Participações e Empreendimentos S.A. We extend our gratitude to Ms. Oliveira for her contributions during the period she served as a Board member.

Concurrently, we are proud to announce the appointment of Mr. Rafael Espírito Santo as the Chief Executive Officer – CEO of Ambipar Response. His extensive and varied experience includes a successful tenure at HPX, where he contributed significantly to the NYSE listing of Ambipar Response. Mr. Espírito Santo also served as chief operating officer at Burger King Brasil from 2016 to 2020, as chief financial officer in the real estate sector, and at financial firms such as Vinci Partners and Banco Pactual.

Mr. Pedro Petersen, the Company’s Chief Investor Relations Officer, will also take over the position of Chief Financial Officer - CFO at Ambipar Response. Mr. Petersen has participated in the listing of Ambipar Response at the NYSE, and has previously served as an investor at public and private equity firms such as Gávea Investimentos, Dynamo Administração de Recursos and Vinci Partners.

Mr. Borlenghi, Mr. Espírito Santo and Mr. Petersen will work closely as Board and management to accomplish Response’s plan of becoming the global leader in environmental, emergency response and industrial field services.

In light of these changes, Mr. Yuri Keiserman will be stepping down from his position as CEO of Ambipar Response. We extend our gratitude to Mr. Keiserman for his leadership and contributions during his tenure as CEO, and for the previous three years where he contributed with the M&A strategy of Ambipar Response. His efforts have been instrumental in shaping the growth and success of Ambipar Response.

This strategic reorganization is part of Ambipar Response’s ongoing commitment to reinforcing its governance structure, optimizing management processes, and maintaining a sharp focus on the Company’s global growth and operations integrations. We firmly believe these changes will support our continued success and drive value creation for our shareholders and potential investors.

About Ambipar Emergency Response

Ambipar Response specializes in environmental services, and operates in six main business units: emergency response, fire response, marine response, medical response, industrial response and environmental response. The Company is present in 39 countries across all six continents, providing standardized services across all regions.

The Company was founded in 1995 by Tercio Borlenghi Jr.

For more information, visit ambipar.com and http://ir-response.ambipar.com/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Ambipar Response’s control.

Ambipar Response’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Investor Relations Contact:

Email: ir.response@ambipar.com